Exhibit 12.1

Ross Stores, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Six
	Months
	Ended	Fiscal Year Ended
($000)	August 2,	February 1,	February 2,	January 28,	January 29,	January 30,
	2014	2014	2013	2012	2011	2010
Earnings:
Earnings before taxes	$783,130	$1,343,310	$1,264,844	$1,053,144	$897,021	$718,529
Interest expense	2	268	7,526	11,036	10,738	8,826
Amortization of capitalized interest	238	398	474	437	403	326
Portion of rent expense
representative of interest	76,056	144,958	135,542	126,677	120,132	112,146
Adjusted earnings	$859,426	$1,488,934	$1,408,386	$1,191,294	$1,028,294	$839,827

Fixed charges:
Interest expense	$2	$268	$7,526	$11,036	$10,738	$8,826
Capitalized interest	5,502	10,768	3,851	445	80	1,842
Portion of rent expense
representative of interest	76,056	144,958	135,542	126,677	120,132	112,146
Total fixed charges	$81,560	$155,994	$146,919	$138,158	$130,950	$122,814

Ratio of earnings to fixed charges	10.54x	9.54x	9.59x	8.62x	7.85x	6.84x